United States securities and exchange commission logo





                             June 4, 2021

       Alex Slusky
       Chief Executive Officer
       Vector Acquisition Corp
       One Market Street
       Steuart Tower, 23rd Floor
       San Francisco, CA 94105

                                                        Re: Vector Acquisition
Corp
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted May 10,
2021
                                                            CIK 0001819994

       Dear Mr. Slusky:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Vector Acquisition Corporation / Rocket Lab USA, Inc. Confidential Draft Registration
       Statement on Form S-4 Submitted May 10, 2021

       General

   1. It appears that Vector (Delaware) will be issuing shares to the PIPE investors and those securities will then be
exchanged for shares of Rocket Lab in the registered offering.
                                                        Please explain the
impact of this arrangement on the restrictions attached to the shares issued privately. In
your response, please address the availability of Rule 152 to separate the private issuance
from the registered exchange of the PIPE shares and why you believe you have met the
requirements of Section 4(a)(2) for transactions "not involving a public offering." See
generally Rule 152 and Securities Act Sections Compliance and Disclosure
 Alex Slusky
FirstName  LastNameAlex
Vector Acquisition Corp Slusky
Comapany
June 4, 2021NameVector Acquisition Corp
June 4,
Page 2 2021 Page 2
FirstName LastName
         Interpretations 134.02, 134.03, and 139.25.
Letter to Vector Acquisition Corporation Shareholders, page i

2. Please explain why the Director Proposal is conditioned on the Domestication Proposal not being approved at the annual general meeting.
Questions and Answers about the Transactions, page xii

3.       Please add a new Q&A to disclose and quantify the interests each of
the registrant   s
         sponsor, current officers and directors. Please disclose and quantify the return they will receive on their initial investment based in the $4 billion valuation assigned to Rocket
         Lab. Also, provide similar disclosure in the Summary at page 15 and elsewhere, including page 114, about the return these parties will receive on their initial investment, including the price paid to acquire the securities and the current value as of the most recent practicable date.
Background to the Business Combination, page 103

4. Refer to the last paragraph on page 105. Please disclose the background to this initial valuation. For example, disclose whether Rocket Lab had established a minimum expected pre-transaction equity value, and if not, describe in greater detail how Vector reached a $3.984 billion valuation of Rocket Lab.
5. Refer to the last paragraph on page 106. Please disclose what precipitated this increase in the minimum expected pre-transaction equity value from that described in the last paragraph on page 105.
6. Refer to the first paragraph on page 107. Please expand this disclosure to better describe
         in greater detail the Vector board's    affirmative consideration
of Morgan Stanley   s role
         as financial advisor to Rocket Lab. Describe in detail the
potential conflict,    why the
         board believed there was a    perceived benefit    of engaging Morgan
Stanley as a lead
         placement agent for the Pipe Financing and what factors it considered that enabled it to conclude that such benefits outweighed the potential risks that might arise from such conflict.
Certain Rocket Lab Projected Financial Information, page 112

7. We note the projections provided by Rocket Lab's management and used as your basis to support the satisfaction of the 80% test. Please address the following:
             We note projected revenues for 2022 are $176 million and you apply a compound annual growth rate of 87%. Please explain to us and in your filing, how this estimate was determined, given the current scheduled backlog for 2022 is only $54.8 million.
             Please explain in your filing how the "unlevered free cash flow" metric is useful, as it appears to exclude key capital required to achieve the revenue amounts projected.
             Provide disclosure of the expected capital expenditures and increases in working capital that will be required to achieve the revenues and Adjusted EBITDA
 Alex Slusky
FirstName  LastNameAlex
Vector Acquisition Corp Slusky
Comapany
June 4, 2021NameVector Acquisition Corp
June 4,
Page 3 2021 Page 3
FirstName LastName
              presented.
                Your disclosure states the board concluded that it was appropriate to base the 80%
              satisfaction test on both quantitative and qualitative factors. Please disclose the relative weighting that was applied to quantitative factors vs. qualitative factors.
8. Please revise the assumptions described on page 113 to provide greater detail and quantify where possible. For example, but without limitation:
             quantify the existing customer backlog and explain why it
supports    the projected
             revenue growth;
             quantify the    efficient scaling    of manufacturing and launch
operations, the
                expected cost reductions    and clearly state whether such
scaling and expected cost
             reductions constitute material departures from past performance and cost reductions;
             quantify each of the variables described in the last 4 bullet points on page 113, e.g.
             growth in demand, expansion of addressable market, further penetration and third-
             party forecasts and explain whether such assumptions represent a material departure from past performance or whether, alternatively, they are consistent with past trends;
             and
             if the response to the preceding point is that the assumptions regarding these last four variables are not consistent with such past performance, explain both narratively and quantitatively why such assumptions are justified.
9. We note the risk factor disclosure on pages 28 to 46 that appears to outline substantial uncertainty regarding the future prospects of Rocket Lab and its ability to earn a profit.
         For example, but without limitation, we note the following disclosure:
             "We experienced net losses of $30 million and $55 million in 2019 and 2020, respectively. We expect to continue to incur net losses for the next several years and we may not achieve or maintain profitability in the future." (page
29)
                The RASR contract accounts for approximately 24% of our backlog. Given the uncertainty surrounding future government spending and the right of U.S.
             government customers to terminate our contracts for convenience, there can be no assurance that the remaining backlog for this contract will ultimately be recognized in
             revenues.    (page 31)
                For the year ended December 31, 2020, our top five customers together accounted for approximately 76% of our revenues. At December 31, 2020, our top five backlog customers together accounted for approximately 74% of our backlog. Our customers could experience a downturn in their business or find themselves in financial difficulties, which could result in their ceasing or reducing their use of our services or becoming unable to pay for services they had contracted to buy. (page 32)

         In responding to the preceding comment, please advise what consideration, if any, Rocket
         Lab gave to these and other disclosed risks and their impacts on the assumptions referenced in the preceding comment, e.g. whether such acknowledged risks resulted in more conservative assumptions and/or forecasts or had no impact on these assumptions or the ultimate forecasts.
 Alex Slusky
FirstName  LastNameAlex
Vector Acquisition Corp Slusky
Comapany
June 4, 2021NameVector Acquisition Corp
June 4,
Page 4 2021 Page 4
FirstName LastName
10.      Please provide Rocket Lab   s basis for seven years of projections as
opposed to a shorter
         period, especially in light of the risk factor disclosure referenced in the preceding comment. In addition, please disclose whether, and if so, how, Vector's board of directors weighted the projections contained in the latter part of the seven years for purposes of its determination to approve the transactions and recommend approval by shareholders.
11. Refer to the disclosure in the last full paragraph on page 112. Please tell us the basis for your apparent belief that you can limit your obligation to update your prospectus in this manner. In particular, these assertions do not appear consistent with the requirements of
         Item 408 of Regulation C and your proposed use of the prospectus over a period of time in connection with a continuous offering of shares pursuant to the exchange offer.
U.S. Federal Income Tax Considerations, page 147

12. We note the statements in this section that the disclosure is a discussion of material federal income tax considerations of the domestication and two mergers. It appears from the exhibit index that there is no a tax opinion. The prospectus should provide a brief, clear and understandable summary of the material tax aspects of the domestication and mergers and the required Item 601(b)(8) tax opinion provided by counsel should state clearly the tax consequences. Please file a tax opinion as an exhibit and clarify whether the tax disclosure is intended to constitute such opinion or whether counsel will be providing a separate long form tax opinion. Alternatively, please explain why a tax opinion is not required to be filed. Refer to Item 601(b)(8) of Regulation S-K and
Section III of Staff
         Legal Bulletin No. 19.
Customers, page 194

13.      Disclosure here indicates that    [o]ur launch services have been used
by more than 20
         organizations.    Please disclose the percentage of business accounted
for by government
         versus private sector customers.
Our Growth Strategy, page 194

14. Revise the first two bullet points on page 194 to explain the cited growth strategies. For
         example, explain what is meant by the phrase    [e]xploit Electron   s
time-to-market
         leadership and flight heritage in small satellite launch to move up
the value chain    and the
         phrase    [e]xpand our addressable launch market with the development of the Neutron
         launch vehicle   , which   will   address large commercial and
government constellation
         launch opportunities
15.      The last bullet point on page 194 references    further penetrat[ing]
available market    for
         on-orbit management of previously launched satellites. Please revise to provide investors
         with a sense of the size of the    available    market.
 Alex Slusky
FirstName  LastNameAlex
Vector Acquisition Corp Slusky
Comapany
June 4, 2021NameVector Acquisition Corp
June 4,
Page 5 2021 Page 5
FirstName LastName
Rocket Lab's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Key Metrics and Select Financial Data, page 206

16. We note your disclosure of a Contract Value Per Launch metric which appears to represent payments received, regardless of whether they are recognizable as revenue. Please expand your disclosure to include revenue per launch and cost per launch to provide a more balanced presentation.
Comparison of the Years Ended December 31, 2019 and December 31, 2020
Cost of Revenues, page 211

17. Please expand your disclosure to address the reasons why Cost of Revenues as a percentage of sales increased in 2020.
Selling Stockholders and Related Information, page 237

18. We note the risk factor disclosure on page 60 regarding the potential impact of large sales by current stockholders on the stock market price of the
post-combination entity. With a
         view towards disclosure, please advise what risks may exist with
respect to the board   s
         effort to continue incentivizing its key executive officers should such officers sell significant amounts of their existing holdings via this resale registration statement.
Exclusive Jurisdiction of Certain Actions, page 255

19.      Disclosure in the second paragraph of this section indicates that the Proposed
         Certification of Incorporation require[s] that, unless New Rocket Lab consents in writing to the selection of an alternative forum, the federal district courts of United States shall be the sole and exclusive forum for resolving any action asserting a claim arising under the
         Securities Act.    Section 22 of the Securities Act creates concurrent
jurisdiction for
         federal and state courts over all suits brought to enforce any duty or liability created by the
         Securities Act or the rules and regulations thereunder. Please revise the disclosure to state that there is uncertainty as to whether a court would enforce this provision. Please make conforming revisions elsewhere in the prospectus where applicable. Financial Statements, page F-1

20. Please provide updated interim financial information with your next amendment. Refer to Rule 8-08 of Regulation S-X for guidance.
 Alex Slusky
Vector Acquisition Corp
June 4, 2021
Page 6

       You may contact Kevin Stertzel at 202-551-3723 or John Cash at 202-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Perry Hindin at 202-551-3444 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameAlex Slusky                             Sincerely,
Comapany NameVector Acquisition Corp
                                                          Division of
Corporation Finance
June 4, 2021 Page 6                                       Office of
Manufacturing
FirstName LastName